UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 24, 2013**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 24, 2013, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2012. The related conference call script is attached as an exhibit.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99 Conference call script of conversation with analysts on January 24, 2013, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 24, 2013

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on January 24, 2013, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2012.

Exhibit 99




MEREDITH CORPORATION
FISCAL 2013 SECOND QUARTER
INVESTOR CONFERENCE CALL


Mike Lovell:

Good morning and thanks everyone for joining us. We'll begin the call this morning with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are Paul Karpowicz, President of our Local Media Group; and Tom Harty, President of our National Media Group.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

Steve Lacy:

Good morning everyone. I hope you have seen our news release issued earlier today detailing our results. I am pleased to report a strong second quarter and first half of fiscal 2013.

- We increased earnings per share by 22 percent in the first half of fiscal 2013 compared to the prior-year period, excluding a previously announced special charge of $0.10 per share. Total company revenues grew by 9 percent, and total advertising revenues were up a strong 15 percent.

- Our Local Media Group delivered record revenue, operating profit and margin performance. We also generated a record $38 million in political advertising revenues in our first half.

- National Media Group revenues increased 3 percent, including 9 percent growth in advertising revenues and 9 percent growth in circulation revenues in the first half. We continue to successfully integrate Allrecipes.com, EveryDay with Rachael Ray and FamilyFun into our brand portfolio.

- We also faced some challenges, including comparable magazine advertising, and performance at Meredith Xcelerated Marketing. I'll cover those in more detail during the operating group discussion.

- I am pleased to report that digital advertising revenues across the company nearly doubled, also reaching a record high. Total company digital advertising revenues accounted for about 11 percent of our total advertising revenues during the first half, almost double where they were two years ago.

Stepping back for a moment to look at the current media and marketing environment, we see several encouraging trends:

First, we anticipated a strong television political advertising season, and it certainly exceeded our initial expectations. In addition to the heavy Presidential election spending in the battleground state of Nevada, we benefited from hotly-contested statewide races in Connecticut, Arizona and Nevada, as well as record spending from special interest groups.

Second, non-political advertising revenue at our stations remains strong - and was approximately flat for the first six months of fiscal 2013, despite record demand for political advertising. Interestingly enough, for the period following the election, non-political advertising revenues were up 3 percent compared to the prior-year period. Local television continues to prove its unique ability to build brands and drive consumers into retail establishments.

Third, our National Media Group continues to take market share from its magazine competitors. So far in fiscal 2013, we increased overall share of magazine advertising to 11.0 percent from 10.3 percent, according to the most recent data available from Publishers Information Bureau. Within our 30-magazine competitive set, we now capture 38 percent of ad dollars, up from 34 percent in the prior-year period.

Fourth, our recent acquisitions are performing ahead of our original financial expectations. We're very focused on maximizing the value of these businesses, particularly Allrecipes.com.

Finally, our diverse and multi-platform business model continues to generate strong and sustainable cash flow. We generated $80 million of operating cash flow during the first half of fiscal 2013, a strong increase over the prior year amount. We remain committed to our Total Shareholder Return financial strategy, key elements of which include: (1) A current annual dividend of $1.53 per share; (2) A $100 million share repurchase program; and (3) Ongoing strategic investments to scale the business and increase shareholder value over time:

1. Through multiplatform consumer and marketing client engagement strategies;

2. Through initiatives that possess significant digital components; and

3. Through activities that capitalize on our broad content creation and marketing capabilities.

Now let's review our progress in more detail, starting with our Local Media Group.

LOCAL MEDIA GROUP

As I mentioned a few moments ago, our Local Media Group reported record results for the second quarter and first half of fiscal 2013.

- While all of our markets delivered growth in revenues - performance was strongest at our stations in Las Vegas, Portland and Hartford.

- And as I mentioned, political advertising was a record $38 million, exceeding our initial expectations. In addition to several hotly-contested races, we benefitted from our initiatives to educate media buyers and campaigns about our powerful local news presence.

- Automotive, our largest broadcast advertising category, grew 10 percent, and has now increased 11 of the last 12 quarters.

- Broadcast digital advertising grew 15 percent. We continue to focus on driving traffic by enhancing our station sites and rolling out popular mobile apps. Importantly, we are monetizing this growth by creating new advertising packages across both the desktop and mobile platforms.

- Other revenues increased due primarily to growth in retransmission revenues from cable and satellite television operators, while operating expenses were up due primarily to higher programming fees paid to affiliated networks.

- We also successfully renewed long-term affiliation agreements for our CBS and Fox stations.

Part of the success we are enjoying is based on our very strong connection to the individual consumer, combined with our ability to aggressively monetize that audience. For example, during the important November ratings period, our stations in Hartford, Portland, Las Vegas and Saginaw continued their leadership position for news viewership.

Finally, The Better Show, our syndicated daily women's lifestyle television program, last month aired its 1,200[th] show, and added the Detroit market, expanding its reach to more than 160 markets across the country. Additionally, The Better Show is teaming with the National Media Group's Meredith 360 sales unit on integrated multiplatform programs for clients such as Kraft and Mohawk Carpet.

Once again we're pleased with our Local Media Group's continued excellent performance, and we're looking forward to continued growth into the future.

NATIONAL MEDIA GROUP

Now let's turn to our National Media Group performance for the second quarter and first half of fiscal 2013.

- First half total advertising revenues grew 9 percent compared to the year-ago period, driven by the recent acquisitions of Allrecipes.com, EveryDay with Rachael Ray and the FamilyFun brands.

- We saw strong gains from the food and beverage, retail, and media and entertainment categories. The home and direct response categories were weaker.

- Our average net revenue per magazine page increased approximately 2 percent.

- Digital advertising revenues grew more than 110 percent, led by the addition of Allrecipes.com. Excluding recent acquisitions, digital advertising revenues grew almost 15 percent.

The National Media Group continues to operate in a difficult overall advertising marketplace, and first half advertising revenues declined 9 percent excluding recent acquisitions. Addressing our core magazine advertising business remains our top corporate priority, and we are pursuing the following strategies:

- **First, we've added scale via acquisition and operational excellence.** We offer advertising and marketing clients access to 100 million unduplicated American women - a reach that is unmatched in our industry. We've more than doubled our market share over the last decade. Today we are the No. 1 digital and print advertising company in the food category, and also the leader in the parenthood, home and Hispanic categories.

- **Second, we are also expanding other advertising categories that have been outperforming the industry as a whole.** These include the beauty and retail categories, which are now our No. 2 and No. 4 categories, respectively. Together, these categories posted 10 percent growth in the first half of fiscal 2013.

- **Third, we're working aggressively to prove the effectiveness of print advertising with innovative new measurement tools.** We completed the first year of the Meredith Sales Guarantee, which guarantees marketers a return on their investment by proving that advertising in

Meredith titles increases retail sales. We had 13 brands participate. We expect to have results from the first year of the Meredith Sales Guarantee very soon, and anticipate a larger program for calendar 2013.

- **And fourth, we are continuing to enhance the creative side of our business.** This strengthens our consumer connection, and helps advance our advertising category diversification strategy. In the first half of fiscal 2013, we launched fresh new designs for Fitness and FamilyFun, and a new look for Parents.com. These come on the heels of recent upgrades at Parents, Ladies' Home Journal, Traditional Home, Midwest Living and EatingWell magazines.

We are very proud of the strength of our brands, and they continue to resonate well with consumers and advertisers alike. For example, Better Homes and Gardens, our flagship title, continues to cement its position as the most sought-after magazine-based brand in the industry. Better Homes and Gardens finished #1 in advertising revenue market share in the women's service category in calendar 2012, according to PIB data. Adweek recently named BHG its "Hottest Women's Magazine" for 2012, and MIN inducted BHG Editor-in-Chief Gayle Butler into its Hall of Fame. Looking into calendar 2013, BHG has already secured advertising packages from several new clients, including Apple and Microsoft.

Speaking of Microsoft, our Corporate Sales unit recently won a major piece of business around the launch of its Windows 8 phone. The multiplatform program includes ads across six Meredith magazines and five of our digital properties. We also teamed with Microsoft to develop and launch Windows 8 apps for the Parents and Allrecipes.com brands. You may have seen Carolina Panthers quarterback Cam Newton using a recipe from Allrecipes.com in a recent TV commercial for Windows 8.

Additionally, Allrecipes.com teamed with Better Homes and Gardens to create a Pinterest sweepstakes for Campbell's that drove 2.5 million referrals back to the site. On the international front, Allrecipes.com reached the #1 position for food sites in Australia for the first time, and just recently expanded its reach to Italy.

Finally, we continue to expand our industry leading reach with Hispanic women, creating more opportunities for our clients to reach this increasingly important demographic. In calendar 2012, we raised the rate bases of Ser Padres to 850,000 and Siempre Mujer to 550,000. Most recently, we developed a Spanish language custom magazine for SC Johnson that is bound into the February issue of Siempre Mujer.

Looking more closely at our digital business, overall traffic to our digital properties more than doubled, led by our food and parenthood sites. In addition, we now have approximately 500,000 consumers engaging with our national brands on tablet. More than 20 of our brands are now available across the 6 major digital newsstands, including Next Issue Media - which launched its innovative digital newsstand for the iPad earlier in our fiscal 2013.

Allrecipes.com had an outstanding holiday season, reaffirming its clear leadership position as the No. 1 global food site. Allrecipes served 30 million unique visitors during the month of November, and traffic doubled from mobile devices to the site for the week leading up to the Thanksgiving holiday.

Our growing digital audience and capabilities are producing e-commerce opportunities, too. Most notably, we're using our digital channels to generate subscription orders for our magazines. We generated more than 2 million orders online during the first half of fiscal 2013, up 60 percent from the year ago period. This lowers our subscription acquisition costs, and increases opportunities to up-sell and cross-sell other properties at the digital checkout. Taken together, these factors help us realize an incremental $5 in operating profit per digital order over the average life of a subscription.

The strength of our consumer connection can also be seen at retail through our growing licensing program of Better Homes and Gardens-branded home and garden products at Walmart stores across the country. Currently, there are more than 3,000 SKUs available in all Walmart stores. This past fall, we launched a new program with Walmart that further expands the scope of the BHG brand in its stores. This lead to a meaningful lift in sales during the important holiday shopping season, particularly in gift items such as throws, blankets and home fragrances - all of which carried subscription offers for our national media brands**.**

I'll close the National Media Group discussion with an update of Meredith Xcelerated Marketing. As I am sure you recall, we first experienced weakness at MXM in calendar 2012 as certain clients grew more cautious in spending and reduced the scale of some of their programs. The good news is that we renewed all of our major clients for calendar 2013, and our new business pipeline has picked up significantly. We've landed some great new clients so far this fiscal year, including United Healthcare, Bank of America, Hallmark and Health Alliance. We also expanded existing programs with Chrysler, Kraft and the National Education Association. We expect our existing clients along with these new programs will help translate into growth for MXM in calendar 2013 when compared to the prior year.

Now I'll turn it over to Chief Financial Officer Joe Ceryanec for some additional financial information and our outlook.

FINANCIAL INFORMATION

JOE CERYANEC:

Thanks, Steve, and good morning everybody.

As Steve mentioned, we feel very good about the quarter and the first half. The Local Media Group is performing at a record level. While advertising in the National Media Group continues to be challenging, the execution by our team remains very strong. The integration of our acquisitions continues to meet our or exceed our expectations, and as I'll highlight in a minute, we are starting to see better magazine advertising trends.

We remain focused on executing our Total Shareholder Return strategy. Our dividend is currently yielding more than 4.5 percent, and as we've historically done, we will review our dividend payout at our upcoming board meeting at the end of next week.

We repurchased 750,000 shares, or more than 1.5 percent of our outstanding shares, during the first half of fiscal 2013. At December 31, we still had $62 million remaining under our current repurchase authorization.

And finally, we've continued to complete ongoing strategic investments to scale our businesses and increase shareholder value over time. We've completed five investments and acquisitions over the last 18 months, deploying approximately $250 million of capital. At December 31, our debt-to-EBITDA ratio stood at a very conservative 1.5-to-1. We have plenty of capacity for future acquisitions - which we will continue to pursue on a very strategic basis.

We continue to have a strong commitment to our shareholders; a history of prudent capital management; and a long track record of returning a meaningful portion of our free cash flow to investors in the form of dividends and share repurchases.

OUTLOOK

Now I'll provide our fiscal 2013 third quarter and full-year outlook.

We expect fiscal 2013 third quarter earnings per share to range from $0.65 to $0.70. Looking more closely at the third quarter of fiscal 2013 compared to the year-ago period, we expect that:

- Total Local Media Group revenues are expected to increase in the high-single digits. Non-political advertising revenues are expected to be flat to up slightly.

- National Media Group advertising revenues are expected to be up in the mid-single digits including recent acquisitions, and down in the low-single digits on a comparable basis.

We're also reconfirming our original full year fiscal 2013 earnings per share expectation of $2.60 to $2.95, excluding the special charge we announced last week.

And now we will be happy to answer your questions.